Lufax Holding Ltd

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

The People’s Republic of China

August 18, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Austin Pattan

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lufax Holding Ltd

Form 20-F for Fiscal Year December 31, 2022

File No. 001-39654

Dear Ms. Gowetski and Mr. Pattan,

This letter sets forth the responses of Lufax Holding Ltd (the “Company”) to the comments contained in the letter dated August 4, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 7, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 257

1.

We note your statement that you reviewed the Company’s register of members and public filings made by its shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 18, 2023

In connection with the required submission under paragraph (a) and the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits to the Staff that it relied on the beneficial ownership schedules (i.e., Schedule 13G beneficial ownership reports and the amendments thereto) filed by the Company’s major shareholders. As such major shareholders are legally obligated to file beneficial ownership schedules with the Commission, the Company believes such reliance is reasonable and sufficient. Based on the examination of the Company’s register of members as well as Schedule 13G beneficial ownership reports and the amendments thereto filed by the Company’s major shareholders, other than Ping An Insurance (Group) Company of China, Ltd. (“Ping An Insurance”) and Tun Kung Company Limited (“Tun Kung”), no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023. Ping An Insurance is a public company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange and incorporated under the laws of the PRC. As reported by Ping An Insurance in its announcement of audited results for the year ended December 31, 2022 on March 15, 2023, Ping An Insurance did not have any controlling shareholder or de facto controlling party as of December 31, 2022. Tun Kung is a company incorporated in the British Virgin Islands, and based on the examination of public filings, such as 13G beneficial ownership reports and the amendments thereto filed by Tun Kung, Tun Kung is not owned or controlled by a governmental entity of mainland China. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and the governmental entities in mainland China do not have a controlling financial interest in the Company.

In addition, the Company is the primary beneficiary of its consolidated affiliated entities and their subsidiaries. The Company has the power to direct the activities that most significantly impact the economic performance of its consolidated affiliated entities and their subsidiaries and the obligation to absorb losses or the right to receive benefits of its consolidated affiliated entities and their subsidiaries that could potentially be significant to its consolidated affiliated entities and their subsidiaries. As disclosed in the 2022 Form 20-F, the Company’s consolidated affiliated entities include Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Lufax Information Technology Co., Ltd., and Shenzhen Lufax Holding Enterprise Management Co., Ltd. The shareholders of each of Shanghai Xiongguo Corporation Management Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Co., Ltd. are (i) Shenzhen Ping An Financial Technology Consulting Co., Ltd, a company incorporated under the laws of the PRC which is wholly owned by Ping An Insurance, (ii) Xinjiang Tongjun Equity Investment Limited Partnership, a limited partnership incorporated under the laws of the PRC in which Mr. Wenwei Dou and Ms. Wenjun Wang each holds 50% of its equity interests, (iii) Shanghai Lanbang Investment Limited Liability Company, a company incorporated under the laws of the PRC in which Mr. Xuelian Yang and Mr. Jingkui Shi each holds 50% of its equity interests, and (iv) Linzhi Jinsheng Investment Management Limited Partnership, a limited partnership incorporated under the laws of the PRC in which Mr. Xuelian Yang and Mr. Jingkui Shi each holds 60% and 40% of its equity interests, respectively. Shanghai Xiongguo Corporation Management Co., Ltd. beneficially owns 100% of the equity interests in Shanghai Lufax Information Technology Co., Ltd. Ping An Insurance is a public company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. As reported by Ping An Insurance in its announcement of audited results for the year ended December 31, 2022 on March 15, 2023, Ping An Insurance did not have any controlling shareholder or de facto controlling party as of December 31, 2022. Therefore, the Company’s consolidated affiliated entities and their subsidiaries are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the Company’s consolidated affiliated entities and their subsidiaries.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 18, 2023

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits to the Staff that, based on its register of members as of February 28, 2023, its shareholders of record included: (i) Citi (Nominees) Limited, (ii) institutional shareholders, and (iii) certain natural person. Citi (Nominees) Limited is the nominee for the depositary of the Company’s ADS program and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on Schedules 13G beneficial ownership reports and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such EDGAR public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. In terms of the institutional shareholders, based on the examination of publicly available information, such as the institutional shareholders’ websites and annual reports, to the extent applicable, and the Schedule 13Gs and the amendments thereto filed by such institutional shareholders, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of the Company.

The Company believes it is reasonable and sufficient to rely on its register of members and Schedule 13G beneficial ownership reports and the amendments thereto, and it respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that it has asked each of the directors of the Company to complete a questionnaire as part of its annual compliance procedures. Each director confirmed in such questionnaire that such director is not an official of the Chinese Communist Party. In addition, the Company respectfully submits that, directors of the Company’s consolidated foreign operating entities are (i) directors of the Company, (ii) its employees, or (iii) employees of Ping An Insurance. In terms of the employees of the Company, based on the employment profiles of the employees retained by the Company, the Company confirms that they are not officials of the Chinese Communist Party. In terms of the employees of Ping An Insurance, based on the Company’s confirmation with Ping An Insurance on the profiles retained by Ping An Insurance, the Company confirms that they are not officials of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 18, 2023

3.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “Lufax Holding Ltd or the consolidated affiliated entities” or solely for “Lufax Holding Ltd.” We also note that your list of principal subsidiaries and consolidated affiliated entities in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 of the 2022 Form 20-F are incorporated include mainland China, Hong Kong, and the Cayman Islands. Except for the Company’s consolidated affiliated entities and their subsidiaries and Ping An Consumer Finance Co., Ltd., the Company holds 100% equity interests in the consolidated foreign operating entities as disclosed in Exhibit 8.1 of the 2022 Form 20-F.

In terms of the consolidated foreign operating entities incorporated in Hong Kong and the Cayman Islands, the Company holds 100% of their equity interests. The Company respectfully advises the Staff that, based on its register of members as of February 28, 2023, its shareholders of record included: (i) Citi (Nominees) Limited, (ii) institutional shareholders, and (iii) certain natural person. Citi (Nominees) Limited is the nominee for the depositary of the Company’s ADS program and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on Schedules 13G beneficial ownership reports and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such EDGAR public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in Hong Kong or the Cayman Islands. In terms of the institutional shareholders, based on the examination of publicly available information, such as the institutional shareholders’ websites and annual reports, to the extent applicable, and the Schedule 13Gs and the amendments thereto filed by such institutional shareholders, to the best of the Company’s knowledge, no governmental entities in Hong Kong or the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in Hong Kong or the Cayman Islands own shares of the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 of the 2022 Form 20-F that are incorporated in Hong Kong or the Cayman Islands.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 18, 2023

In terms of the Company’s consolidated affiliated entities, please refer to the response to Comment #1 for their shareholding information. In terms of Ping An Consumer Finance Co., Ltd., a PRC entity incorporated in mainland China, 70% of its equity interests is ultimately held by the Company and the remaining 30% is held by Ping An Insurance. Ping An Insurance is a public company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, which held 41.4% of the total outstanding ordinary shares of the Company as of February 28, 2023. As reported by Ping An Insurance in its announcement of audited results for the year ended December 31, 2022 on March 15, 2023, China’s state-owned legal persons owned 9.25% of the equity interests in Ping An Insurance as of December 31, 2022, which in turn indirectly held (i) approximately 4.6% of the equity interests in the Company’s consolidated affiliated entities (namely, Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Co., Ltd.), (ii) approximately 6.6% of the equity interests in Ping An Consumer Finance Co., Ltd., and (iii) 3.8% of the equity interests in each of the remaining consolidated foreign operating entities of the Company as disclosed in Exhibit 8.1 of the 2022 Form 20-F that are incorporated in mainland China. Except as provided in the foregoing sentence, to the best of the Company’s knowledge and based on the analysis provided in the response to Comment #1, no governmental entity in mainland China, Hong Kong, or the Cayman Islands owns shares of the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 of the 2022 Form 20-F in the respective jurisdictions.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 18, 2023

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits to the Staff that, based on the analysis in the previous paragraph, the governmental entities in mainland China do not have a controlling financial interest in the Company and the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 of the 2022 Form 20-F. With respect to the required disclosure under paragraphs (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association of the Company or the equivalent organizing documents of the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 of the 2022 Form 20-F do not contain wording from any charter of the Chinese Communist Party.

*    *    *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at gregory@lu.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Gregory Dean Gibb
Gregory Dean Gibb
Director and Co-Chief Executive Officer

cc:	Yong Suk Cho, Chairman of the Board and Chief Executive Officer, Lufax Holding Ltd

David Siu Kam Choy, Chief Financial Officer, Lufax Holding Ltd

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP